Exhibit 99.2

MDA Space Ltd.

Management’s Discussion and Analysis

For the First Quarters Ended
March 31, 2026 and 2025

Table of Contents

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	3

NON-IFRS FINANCIAL MEASURES	4

COMPANY OVERVIEW	6

INDUSTRY OVERVIEW AND TRENDS	7

COMPETITIVE STRENGTHS	7

GROWTH STRATEGIES	7

QUARTERLY HIGHLIGHTS	8

FINANCIAL OVERVIEW	9

RESULTS OF OPERATIONS	11

FINANCIAL CONDITION, LIQUIDITY & CAPITAL RESOURCES	14

FINANCIAL INSTRUMENTS	16

OFF-BALANCE SHEET ARRANGEMENTS	16

TRANSACTIONS BETWEEN RELATED PARTIES	16

SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES, AND JUDGMENTS	16

RECENT ACCOUNTING PRONOUNCEMENTS	17

SUMMARY OF QUARTERLY RESULTS	18

CONTROLS AND PROCEDURES	18

RISK FACTORS	19

OUTSTANDING SHARE INFORMATION	19

ADDITIONAL INFORMATION	19

GLOSSARY OF TERMS	20

MDA Space Ltd. — Management’s Discussion and Analysis For the First Quarters Ended March 31, 2026 and 2025	M-2

Management’s Discussion and Analysis

The following Management’s Discussion and Analysis (MD&A) provides information management believes is relevant to an assessment and understanding of the consolidated financial condition of MDA Space Ltd. (the “Company”, “we”, “MDA Space” or “MDA”) as at March 31, 2026 and its consolidated operating results for the first quarters ended March 31, 2026 and 2025. The MD&A should be read in conjunction with the cautionary statement regarding forward- looking information below, as well as the audited consolidated financial statements of the Company for the years ended December 31, 2025 and 2024 (2025 Audited Financial Statements) filed on SEDAR+ at www.sedarplus.ca. All dollar amounts are expressed in Canadian Dollars (CAD) except where otherwise specified and all numbers are in millions, unless otherwise specified or for per share amounts or ratios. References to “Q1 2026” or “this quarter” are to the fiscal quarter ended March 31, 2026 and references to “Q1 2025” are to the fiscal quarter ended March 31, 2025. The MD&A is current to May 6, 2026, unless otherwise noted.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian and U.S. securities laws. Such forward-looking information includes, but is not limited to, information with respect to the Company’s objectives and strategies to achieve these objectives, as well as information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates, intentions and views of future events. Discussions containing forward-looking information may be found, among other places, under the headings “Industry Trends”, “Outlook”, “Growth Strategies” and “Financial Overview” in this MD&A. In some cases, forward-looking information can be identified by words or phrases such as “forecast”, “target”, “goal”, “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict”, or “likely”, or the negative of these terms, or other similar expressions intended to identify forward- looking information. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward- looking information are not historical facts. The Company has based the forward-looking information on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs.

Statements containing forward-looking information are based on certain assumptions and analyses made by the Company in light of management’s experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. These assumptions include, among others, our ability to maintain and expand the scope of our business; our ability to execute on our growth strategies; assumptions relating to government support and funding levels for space programs and missions; continued and accelerated growth in the global space economy; the impact of competition; our ability to retain key personnel; our ability to obtain and maintain existing financing on acceptable terms; changes and trends in our industry or the global economy; currency exchange and interest rates; and changes in laws, rules, regulations.

Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect and there can be no assurance that actual results will be consistent with the forward-looking information. Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors. For additional information with respect to certain of these risks or factors, reference should be made to those described in this MD&A and to the 2025 Audited Consolidated Financial Statements, together with those described and listed under the heading “Risk Factors” in the Company’s Annual Information Form (AIF) available on SEDAR+ at www.sedarplus.ca.

The Company cautions investors that statements containing forward-looking information are not guarantees of future performance and that its actual results of operations, financial condition and liquidity and the development of the industry in which it operates may differ materially from those made in or suggested by the forward-looking information contained in this MD&A. In addition, even if the Company’s results of operations, financial condition and liquidity and the development of the industry in which it operates are consistent with the forward-looking information contained in this MD&A, those results or developments may not be indicative of results or developments in subsequent periods.

Given these risks and uncertainties, investors are cautioned not to place undue reliance on the forward-looking information. Any forward-looking information that is made in this MD&A speaks only as of the date of such statement, and the Company undertakes no obligation to update any forward-looking information or to publicly announce the results of any revisions to any of those statements to reflect future events or developments, except as required by applicable securities laws. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

MDA Space Ltd. — Management’s Discussion and Analysis For the First Quarters Ended March 31, 2026 and 2025	M-3

NON-IFRS FINANCIAL MEASURES

This MD&A refers to certain non-IFRS measures. These measures are not recognized measures under IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS), do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, the measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non-IFRS measures, including EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Earnings per Share, Order Bookings, Net Debt and Free Cash Flow to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors, and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

EBITDA, Adjusted EBITDA and Adjusted EBITDA margin

EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are supplemental measures used by management and other users of our financial statements including our lenders and investors, to assess the financial performance of our business without regard to financing methods or capital structure. Adjusted EBITDA is also a key metric that management uses to assess the impact of potential strategic investment or financing opportunities. For example, management uses Adjusted EBITDA as a measure in determining the value of acquisitions, expansion opportunities, and dispositions. In addition, Adjusted EBITDA is used by financial institutions to measure borrowing capacity.

We define EBITDA as net income (loss) before i) depreciation and amortization expenses, ii) provision for (recovery of) income taxes, and iii) finance costs. Adjusted EBITDA is calculated by adding to and deducting from EBITDA, as applicable, certain expenses, costs, charges or benefits incurred which in management’s view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business, including i) unrealized foreign exchange gain or loss, ii) unrealized gain or loss on financial instruments, iii) share-based compensation expenses, iv) share of profit or loss of equity-accounted investees, and v) other items that may arise from time to time. We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis reflecting factors and trends affecting our business.

Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. We use Adjusted EBITDA margin to facilitate a comparison of the operating performance on a consistent basis reflecting factors and trends affecting our business.

For a reconciliation of Adjusted EBITDA to the most directly comparable measure calculated in accordance with IFRS see the section entitled “Reconciliation of Non-IFRS Measures”.

Adjusted Net Income and Adjusted Earnings per Share

Adjusted Net Income and Adjusted Earnings per Share (Adjusted EPS) are supplemental measures used by management and other users of our financial statements to assess the financial performance of our business adding to and deducting from net income, as applicable, certain expenses, costs, charges or benefits incurred which in management’s view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business, including i) amortization of intangible assets related to business combinations, ii) unrealized foreign exchange gain or loss, iii) unrealized gain or loss on financial instruments, iv) share-based compensation expenses, v) share of profit or loss of equity-accounted investees, and vi) other items that may arise from time to time.

For a reconciliation of Adjusted Net Income to the most directly comparable measure calculated in accordance with IFRS see the section entitled “Results of Operations”.

Adjusted Earnings per Share represents Adjusted Net Income divided by the weighted average number of shares outstanding.

MDA Space Ltd. — Management’s Discussion and Analysis For the First Quarters Ended March 31, 2026 and 2025	M-4

Order Bookings

Order Bookings is the dollar sum of contract values of firm customer contracts. Order Bookings is indicative of firm future revenues; however, it does not provide a guarantee of future net income and provides no information about the timing of future revenue.

Net Debt (Cash)

Net Debt (Cash) is the total carrying amount of long-term debt including current portions, as presented in the Q1 2026 Financial Statements, less cash and excluding any lease liabilities. Net Debt is a liquidity metric used to determine how well the Company can pay its debt obligations if they were due immediately.

Free Cash Flow

Free Cash Flow is a supplemental measure used by management and other users of our financial statements to monitor the availability of discretionary cash generated, and available to the Company to repay debt, make strategic investments, and meet other payment obligations. We define Free Cash Flow as operating cash flows less net capital expenditures.

MDA Space Ltd. — Management’s Discussion and Analysis For the First Quarters Ended March 31, 2026 and 2025	M-5

COMPANY OVERVIEW

We are a trusted mission partner for the world’s most advanced space programs, delivering a suite of dual-use technology and services to civil, commercial, defence and national security customers. Our deep engineering expertise, broad portfolio of space system capabilities, and end-to-end mission experience make us the partner of choice for government and private-sector clients. We leverage these capabilities to enable next-generation space-based communications that empower our hyper-connected world; to build and operate critical space infrastructure for exploration, scientific research and on-orbit servicing; and to develop, operate and deliver data and analytic services from both Earth and space observation satellites and ground infrastructure. In an era where industries, technologies, people, and places are impacted every day by space technology, our mission is to build the space between proven and possible and to provide the space economy with our trusted flight-tested, and human-rated solutions.

We have three business areas: Satellite Systems, Robotics & Space Operations, and Geointelligence. Our diversified portfolio of solutions positions our customers to achieve mission success. We are differentiated by factors including:

•	our long track record of mission success and innovation in space spanning over 55 plus years and more than 450 successful space missions;

•	our global reach, with operations and significant customer base in Canada and the United States and expanding customer base in the United Kingdom, and other markets;

•	our profitable operations, strong liquidity and disciplined capital structure that enables pursuit of market growth opportunities;

•	the breadth of our customer relationships, with a diversified civil government, defence and commercial customer base;

•	our experienced team of over 4,000 colleagues, comprised of experienced space engineers, scientists, technicians, business and space industry leaders which includes approximately 2,000 engineers;

•	our extensive portfolio of intellectual property and technologies including over 60 trademarks and over 700 patents which underpin our development capabilities and products, systems and services;

•	consistent investment in research and development (R&D) and innovation, ranking us in the top 35 corporate R&D investors in Canada; and

•	some of the most advanced equipment and facilities in the industry.

In Satellite Systems, we partner on or prime space communication missions across low Earth orbit (LEO), medium Earth orbit (MEO), and geosynchronous equatorial orbit (GEO), in addition to providing a range of satellite subsystems and communication systems for human rated spacecraft. These missions span a growing number of applications including broadband access, direct-to-device satellite communication, and Internet of Things (IoT) connectivity across the full communication frequency spectrum. In Robotics & Space Operations, we partner on space infrastructure missions to facilitate the exploration and development of space. We provide autonomous robotics and rover solutions along with proximity operation sensors that are used to operate in orbit and on the surface of the Moon and Mars, as well as operational services to plan, support and operate these missions remotely. In Geointelligence, we develop, build and operate Earth observation (EO) and space observation missions, as well as providing key products in the areas of EO synthetic aperture radar (SAR) data and services, EO ground stations and multi-sensor fusion-based analytics products and services. All of these activities serve a wide range of use cases, including in the areas of national security, maritime surveillance, and climate change monitoring. Also within Geointelligence, our capabilities include non-space defence applications focusing on C4ISR (Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance) solutions. A more in-depth description of our individual business areas can be found in the Company’s most recent AIF, which is available on SEDAR+ at www.sedarplus.ca.

Our established position as a trusted mission partner can be traced to our investment in our people as well as our broad suite of technology and full life-cycle services. We work collaboratively with our customers in the early engineering phases of product and program development and provide services throughout a mission’s life, including engineering, manufacturing, integration, mission operation, and ongoing maintenance services, enabling valuable customer intimacy that drives repeat revenue opportunities.

Our market position allows us to serve a broad range of customers, including governments and space agencies, commercial space companies and defence and aerospace prime contractors in the space industry. Our long and proven track record enables us to compete successfully for major space projects globally and to continue to grow our customer base beyond Canada. As an independent supplier of space technology products, we are also able to pursue a larger set of opportunities with U.S. prime contractors, which we believe can meaningfully enhance our revenue potential from U.S. government space programs.

MDA Space Ltd. — Management’s Discussion and Analysis For the First Quarters Ended March 31, 2026 and 2025	M-6

INDUSTRY OVERVIEW AND TRENDS

All over the world, governments, defence agencies and corporations are finding new and valuable ways of using the capabilities of space to make the world a safer, healthier and more connected place. The benefits of space-based solutions are expected to grow significantly in the coming years, driven by continuous government and commercial investment in the increasing capabilities enabled by a burgeoning space economy. The space economy reached US$6261 billion in 2025 and is projected to surpass US$1.82 trillion by 2035. This growth is driven by a confluence of factors, including significant commercial and government investment, private sector innovation, and a profound transformation in the global economic and geopolitical landscape. As the world becomes increasingly interconnected and reliant on data-driven technologies, the strategic importance of space is intensifying.

Key trends that are impacting the space industry include:

•	Lower costs and new technologies are driving the commercialization of space;

•	Space is enabling global connectivity;

•	Space is critical to national defence and security;

•	Robotics and on-orbit infrastructure is critical to the expanding Earth to Moon economy and future of space;

•	Earth observation is critical to improving global sustainability and economic productivity; and

•	Space exploration is becoming interplanetary.

COMPETITIVE STRENGTHS

While the markets we serve are competitive, we believe that we are well positioned to provide differentiated solutions to customers, driven by the following competitive strengths:

•	A trusted mission partner with a track record of execution;

•	Specific expertise and technological resources tailored for the new space economy;

•	Agility and scale position us to serve customers of all levels of size and experience;

•	Deep team with a winning culture; and

•	Entrepreneurial go-to-market strategy.

GROWTH STRATEGIES

With established industry leadership in diverse space markets, we are currently executing specific strategies that will allow us to capitalize on the multiple waves of growth in the expanding space market. The primary pillars of our strategy include:

•	Investing in next generation space technology and services;

•	Expanding our presence in attractive markets and geographies;

•	Scaling and expanding operations, skills and talent;

•	Leveraging strategic mergers, acquisitions and partnerships to complement organic growth; and

•	Incumbent position as Canada’s national defence and space champion and a trusted supplier to partners and allies globally.

1 Source: Global Space Economy Reaches $626 Billion, Marking a New Phase of Growth, Spacenews, January 29, 2026

2 Source: World Economic Forum: The $1.8 Trillion Opportunity for Global Economic Growth, April 8, 2024

MDA Space Ltd. — Management’s Discussion and Analysis For the First Quarters Ended March 31, 2026 and 2025	M-7

QUARTERLY HIGHLIGHTS

•	Backlog of $3.7 billion at quarter-end provides revenue visibility for 2026 and beyond. This compares to $4.8 billion as of Q1 2025 with the reduction year-over-year driven by strong conversion of backlog into revenue.

•	Revenues of $464.1 million in Q1 2026 were up 32.2% year-over-year driven by higher volumes across all business areas in the quarter.

•	Adjusted EBITDA of $90.6 million in Q1 2026 increased 32.1% year-over-year driven by higher volumes of work. Adjusted EBITDA margin of 19.5% in Q1 2026 is consistent with the Company’s full year margin guidance of 18%-20%.

•	Net income of $29.6 million in Q1 2026 was down 10.0% year-over-year and diluted earnings per share were $0.22 in Q1 2026, a decrease of 11.5% year-over-year driven primarily by the increase in amortization of intangible expenses related to the SatixFy Communications Ltd. acquisition in Q3 2025.

•	Adjusted net income in Q1 2026 was $50.7 million increasing 32.0% year-over-year driven by the higher gross margin, partially offset by investments in SG&A and R&D. Adjusted diluted earnings per share of $0.38 in Q1 2026 increased 26.9% year-over-year as a result of the higher adjusted net income, partially offset by higher average diluted shares outstanding due to recent equity issuance related to the US IPO.

•	Operating cash flow of $60.9 million in Q1 2026 compared with $267.0 million in Q1 2025. The year-over-year decrease in operating cash flow was primarily due to working capital fluctuations.

•	Free cash flow of $(27.6) million in Q1 2026 compared to $205.3 million in Q1 2025. The year-over-year decrease was driven by reduced operating cash flow as a result of the aforementioned lower working capital contributions as well as higher capital expenditures.

•	Net cash position of $299.3 million at the end of Q1 2026 represented a (0.9)x net debt to adjusted EBITDA ratio and compares to a net debt position of $120.0 million as of December 31, 2025, which represented a 0.4x net debt to adjusted EBITDA ratio. The improved net cash position was largely driven by net proceeds received through an initial public offering in the United States, which was completed in Q1 2026.

•	In the first quarter, notable activities included the following:

°	Received an indefinite deliver/indefinite quantity (IDIQ) contract from the Missile Defense Agency for the U.S. Scalable Homeland Innovative Enterprise Layered Defense (SHIELD) program. This contract award positions MDA Space to bid on future tasks and services that support the expansive U.S. defence initiative, which covers a broad range of work to strengthen defence against threats from land, sea, air, cyberspace and space.

°	Announced the signing of a Memorandum of Understanding (MOU) with Hanwha Systems Co., Ltd. (Hanwha), a global leader in smart technologies and aerospace solutions. Through this MOU, MDA Space and Hanwha will explore opportunities to collaborate on the development of Korea's sovereign Low Earth Orbit (K-LEO) defence constellation, leveraging MDA's AURORA™ software-defined digital satellites.

°	Announced the launch of 49North to deliver secure, multi-domain C4ISR and mission critical capabilities for Canada’s national defence priorities outside the space domain.

°	Completed a marketed public offering of common shares in the United States and Canada, representing MDA Space’s initial public offering in the United States and the listing of its common shares on the New York Stock Exchange. Including the overallotment exercised by the underwriters, a total of 11,180,136 common shares were issued for total gross proceeds of approximately US$341 million.

°	Awarded a contract by Canada's Defence Investment Agency to deliver three Ground-Based Optical (GBO) observatories as part of the Surveillance of Space 2 space domain awareness program to the Department of National Defence. Valued at approximately $32 million, as part of the contract MDA Space will also operate and provide in-service support to ensure long-term sustainment of the ground stations.

MDA Space Ltd. — Management’s Discussion and Analysis For the First Quarters Ended March 31, 2026 and 2025	M-8

•	Subsequent to quarter-end, notable activities include the following:

°	Announced MDA MIDNIGHT™, a space control platform for defence organizations to defend and protect the space domain. MDA MIDNIGHT™ is a maneuverable spacecraft that employs high- reliability rendezvous and proximity operations to detect, identify, counter and deter threats to critical space assets and orbits. The spacecraft can also be used to augment existing military missions through on-orbit surveillance, asset relocation and satellite refueling. Designed to address emerging customer requirements, MDA MIDNIGHT™ also leverages recent advancements and investments in MDA Space’s diverse product suite, including MDA SKYMAKER™ commercial robotics and MDA AURORA™ satellite bus platform.

FINANCIAL OVERVIEW

KEY INDICATORS SUMMARY

	First Quarters Ended March 31,
(in millions of Canadian dollars, except per share data)	2026	2025
Revenues	$464.1	$351.0
Gross profit	115.2	79.7
Gross margin	24.8%	22.7%
Adjusted EBITDA	90.6	68.6
Adjusted EBITDA Margin	19.5%	19.5%
Adjusted Net Income	50.7	38.4
Adjusted Diluted EPS	$0.38	$0.30

			As at
(in millions of Canadian dollars, except for ratios)	March 31, 2026		December 31, 2025
Backlog	$3,692.7		$4,012.9
Net debt to Adjusted TTM EBITDA ratio	(0.9	)x	0.4	x

REVENUES BY BUSINESS AREA

	First Quarters Ended March 31,
(in millions of Canadian dollars)	2026	2025
Satellite Systems	$313.1	$222.0
Robotics & Space Operations	91.6	77.3
Geointelligence	59.4	51.7
Consolidated revenues	$464.1	$351.0

Revenues

Consolidated revenues for the first quarter of 2026 were $464.1 million, representing an increase of $113.1 million (or 32.2%) from the first quarter of 2025. The year-over-year increase in revenues was driven by higher volumes of work performed across all business areas in quarter.

By business area, revenues in Satellite Systems for the first quarter of 2026 were $313.1 million, which represents an increase of $91.1 million (or 41.0%) from the same period in 2025 driven by the increase in volume of work on the Telesat Lightspeed program and the Globalstar next generation LEO constellation program. Revenues in Robotics & Space Operations for the first quarter of 2026 were $91.6 million, which represents an increase of $14.3 million (or 18.5%) from the same period in 2025 driven by the increase in volume of work on the Canadarm3 program. Revenues in Geointelligence for the first quarter of 2026 were $59.4 million, which represents an increase of $7.7 million (or 14.9%) from the same period in 2025 due to higher volume of work on various programs.

MDA Space Ltd. — Management’s Discussion and Analysis For the First Quarters Ended March 31, 2026 and 2025	M-9

Gross Profit and Gross Margin

Gross profit reflects our revenues less cost of revenues. Q1 2026 gross profit of $115.2 million represents a $35.5 million (or 44.5%) increase over Q1 2025 driven by higher volumes of work performed across all business areas. Gross margin in Q1 2026 was 24.8% and compares to a gross margin of 22.7% in Q1 2025 driven by program mix.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA for the first quarter of 2026 was $90.6 million compared with $68.6 million for the first quarter of 2025, representing an increase of $22.0 million (or 32.1%) year-over-year driven by higher work volumes as we continue to convert our backlog. Adjusted EBITDA margin was 19.5% in the first quarter of 2026 compared to 19.5% adjusted EBITDA margin reported in the first quarter of 2025.

Adjusted Net Income

Adjusted net income for the first quarter of 2026 was $50.7 million compared with $38.4 million for the first quarter of 2025, representing an increase of $12.3 million (or 32.0%) year-over-year primarily driven by higher operating income.

Backlog

Backlog is comprised of our remaining performance obligations which represents the transaction price of firm orders less inception to date revenue recognized and excludes unexercised contract options and indefinite delivery or indefinite quantity contracts. Backlog as at March 31, 2026 was $3,692.7 million, a decrease of $1,145.7 million compared with the backlog at March 31, 2025 driven by continued conversion of our backlog into revenue. The following table shows the build up of backlog for the three months ended March 31, 2026 as compared with the same period in 2025.

	First Quarters Ended March 31,
(in millions of Canadian dollars)	2026	2025
Opening Backlog	$4,012.9	$4,385.5
Less: Revenue recognized	(464.1)	(351.0)
Add: Order Bookings	143.9	803.9
Ending Backlog	3,692.7	4,838.4

MDA Space Ltd. — Management’s Discussion and Analysis For the First Quarters Ended March 31, 2026 and 2025	M-10

RESULTS OF OPERATIONS

	First Quarters Ended March 31,
(in millions of Canadian dollars, except per share data)	2026	2025
Revenues	$464.1	$351.0
Materials, labour and subcontractors costs	(333.9)	(257.6)
Depreciation and amortization of assets	(15.0)	(13.7)
Gross profit	115.2	79.7

Operating expenses:
Selling, general and administration	(30.2)	(23.4)
Research and development, net	(8.6)	(5.5)
Amortization of intangible assets	(30.5)	(11.6)
Share-based compensation	(5.8)	(3.9)
Operating income	40.1	35.3
Other income	8.0	13.2
Finance income	1.0	1.7
Finance costs	(6.4)	(4.9)
Share of loss of equity-accounted investee	(1.5)	—
Income before income taxes	41.2	45.3
Income tax expense	(11.6)	(12.4)
Net income	29.6	32.9
Basic earnings per share	$0.23	$0.27
Diluted earnings per share	0.22	0.26

Revenues

Consolidated revenues for the first quarter of 2026 were $464.1 million, representing an increase of $113.1 million (or 32.2%) compared with the first quarter of 2025. Please refer to ‘Financial Overview’ for a detailed discussion of revenue drivers for the first quarter ended March 31, 2026.

Materials, labour and subcontractors costs

Materials, labour and subcontractor costs for the first quarter of 2026 were $333.9 million, representing a $76.3 million (or 29.6%) increase compared to the same quarter of 2025. The increase is due to higher volume of work performed as we execute on our backlog.

Depreciation and amortization of assets

Included in this line item are the depreciation and amortization costs of those assets directly used to support our revenues. These assets are depreciated and amortized on a straight-line basis over their useful lives. First quarter costs of $15.0 million represent an increase of $1.3 million (or 9.5%) compared with the first quarter of 2025. The year-over- year increase is due to the depreciation and amortization of assets placed into service since Q1 2025.

Selling, general and administration (SG&A)

SG&A expenses include administrative support functions, as well as business development and bids and proposals costs. In addition, audit fees, public company expenses, recruitment, consulting fees and costs related to M&A or other corporate projects costs are included in this line item. SG&A expenses for the first quarter of 2026 were $30.2 million, representing an increase of $6.8 million (or 29.1%) over the same quarter in 2025. The increase in SG&A expenses in Q1 2026 mainly reflects an expansion of our SG&A functions and the addition of SG&A costs attributable to the acquisition of SatixFy Communications Ltd. in Q3 2025.

MDA Space Ltd. — Management’s Discussion and Analysis For the First Quarters Ended March 31, 2026 and 2025	M-11

Research and development (R&D)

R&D expenses are comprised of costs incurred on R&D activities that are expensed to the statement of comprehensive income in the period, offset by funding received on certain R&D programs. The Company expenses research costs as they are incurred. Development costs are expensed when they do not meet the asset capitalization criteria (e.g. when technical feasibility and/or a market has not yet been established), or the costs are not directly attributable to developing the asset.

Net R&D expense for the first quarter of 2026 was $8.6 million, representing an increase of $3.1 million (or 56.4%) from the same quarter in 2025 primarily driven by incremental R&D activities in our Satellite Systems segment, including the increase in expense related to the acquisition of SatixFy Communications Ltd.

Amortization of intangible assets

This line item includes the straight-line amortization of intangible assets recognized as part of acquisitions. Intangible assets are comprised of contractual backlog, customer relationships, proprietary technologies, software and the MDA trademark. These intangible assets are amortized over their useful lives, ranging from 2 to 20 years. The amount expensed in the first quarter of 2026 was $30.5 million, representing an increase of $18.9 million (or 162.9%) compared with the first quarter of 2025. The year-over-year increase is attributable to the acquisition of SatixFy Communications Ltd., with associated intangibles being amortized over 2 to 5 years.

Share-based compensation

In April 2021, the Company established an Omnibus Long-term Incentive Plan (Omnibus Plan). The Omnibus Plan is a share-based plan, under which the Company can issue stock options, deferred share units (DSUs), restricted share units (RSUs), and performance share units (PSUs) to directors and employees.

Further, in the second quarter of 2024, the Company established an employee share purchase plan (ESPP). The ESPP is a cash-settled share-based payment plan whereby employees of the Company can acquire common shares through regular payroll deductions. The Company-matched employee contributions, up to a maximum of five thousand dollars per annum, are restricted to a one-year holding period.

Share-based compensation expense represents the vesting of the Company’s share-based awards on a graded basis over the awards’ respective vesting periods.

Share-based compensation expense for the first quarter of 2026 was $5.8 million, which represents an increase of $1.9 million (or 48.7%) over the first quarter of 2025. This increase is mainly due to an increase in RSUs and PSUs compensation expense.

Other income

Other income includes amounts related to foreign exchange gains (losses), gains (losses) on financial instruments, and other financial adjustments not related to our core business practices.

During the first quarter of 2026, other income was $8.0 million, comprising of $8.4 million of mainly foreign exchange gain, and $0.4 million loss on financial instruments. The foreign exchange gain is due to the depreciation of Canadian dollar compared to the US dollar in Q1 2025. The loss on financial instruments is due to a change in fair value of foreign exchange forward contracts partially offset by a gain on disposal of the investment in equity securities, and the change in fair value of an embedded derivative. During the first quarter of 2025, other income was $13.2 million, comprising mainly of $13.1 million in foreign exchange gain.

Finance income

Finance income represents the interest income earned on deposits, tax interest income and interest income on assets of defined benefit pension plans.

Finance income for the first quarter of 2026 was $1.0 million, compared to $1.7 million for the first quarter of 2025, mainly reflecting the impact of a decrease in cash interest.

MDA Space Ltd. — Management’s Discussion and Analysis For the First Quarters Ended March 31, 2026 and 2025	M-12

Finance costs

The Company’s finance costs may include interest expense, interest on lease liabilities, net interest accrual on interest rate swaps, borrowing fees, and gains or losses on modifications of debt facilities, net of capitalized interest expense on certain qualifying capital assets under internal development.

Finance costs for the first quarter of 2026 were $6.4 million, net of $3.4 million of capitalized interest expense. Finance costs for the first quarter of 2025 were $4.9 million. The year-over-year increase of $1.5 million is driven primarily by interest on senior unsecured notes issued in Q4 2025, offset by increase in capitalized interest cost.

Share of loss of equity-accounted investee

The Company recognized the total comprehensive loss proportionate to the Company’s ownership of $1.5 on an equity- accounted investee purchased in 2025 Q4.

Income tax expense

Income tax expense represents current and deferred taxes. For the first quarter of 2026, the Company recognized an income tax expense of $11.6 million on income before income taxes of $41.2 million representing an effective tax rate of 28.1%. For the first quarter of 2025, income tax expense was $12.4 million recorded on income before income taxes of $45.3 million, representing an effective tax rate of 27.4%. The effective tax rate for the first quarter of 2026 was comparable to the first quarter of 2025.

Net income

Net income for the first quarter of 2026 was $29.6 million compared to $32.9 million of net income reported in the first quarter of 2025. The year-over-year decrease of $3.3 million (or 10.0%) in Q1 2026 was driven primarily by the increase in amortization of intangible expenses related to the SatixFy Communications Ltd. acquisition in Q3 2025.

RECONCILIATION OF NON-IFRS MEASURES

The following tables provide a reconciliation of net income to EBITDA, adjusted EBITDA, and adjusted net income:

	First Quarters Ended March 31,
(in millions of Canadian dollars)	2026	2025
Net income	$29.6	$32.9
Depreciation and amortization of assets	15.7	13.7
Amortization of intangible assets related to business combination	30.5	11.6
Income tax expense	11.6	12.4
Finance income	(1.0)	(1.7)
Finance costs	6.4	4.9
EBITDA	92.8	73.8
Unrealized foreign exchange gain	(9.7)	(11.4)
Loss (gain) on financial instruments	0.4	(0.1)
Loss on buy-out of pension liability	0.3	—
Acquisition, integration and reorganization costs	1.0	3.5
Equity-settled share-based compensation	4.3	2.8
Share of loss of equity-accounted investee	1.5	—
Adjusted EBITDA	$90.6	$68.6

MDA Space Ltd. — Management’s Discussion and Analysis For the First Quarters Ended March 31, 2026 and 2025	M-13

	First Quarters Ended March 31,
(in millions of Canadian dollars except for adjusted earnings per share)	2026	2025
Net income	$29.6	$32.9
Amortization of intangible assets related to business combination	30.5	11.6
Acquisition, integration and reorganization costs	1.0	3.5
Loss on buy-out of pension liability	0.3	—
Loss (gain) on financial instruments	0.4	(0.1)
Unrealized foreign exchange gain	(9.7)	(11.4)
Embedded derivative effects	1.0	1.1
Equity-settled share-based compensation	4.3	2.8
Share of loss of equity-accounted investee	1.5	—
Income taxes related to the above items (1)	(8.2)	(2.0)
Adjusted net income	50.7	38.4
Weighted average number of shares outstanding - diluted	132,699,391	127,589,192
Adjusted earnings per share - diluted	$0.38	$0.30

(1) Adjusted effective tax rate applied starting 2026 to reflect the Company’s actual tax burden and provide a comprehensive view of underlying profitability, consistent with the tax expense reflected Statement of Comprehensive Income, versus the statutory income tax rate applied previously.

FINANCIAL CONDITION, LIQUIDITY & CAPITAL RESOURCES

Financial Condition

Total assets of the Company as at March 31, 2026 were $3,796.3 million, representing a $440.1 million increase from $3,356.2 million as at December 31, 2025. The increase in asset balances primarily reflects the increase in our cash balance in quarter as a result of completing our public offering of common shares in the quarter.

Total liabilities as at March 31, 2026 of $1,949.6 million decreased by $51.6 million compared with $2,001.2 million as at December 31, 2025 primarily driven by the decrease in our contract liabilities as we execute on our contracts and the decrease in our long-term debt, offset partially by increased accounts payable and employee related liabilities.

The following table represents our working capital position as at March 31, 2026 and December 31, 2025:

		As at
(in millions of Canadian dollars)	March 31, 2026	December 31, 2025
Non-cash current assets	$496.5	$462.5
Current liabilities	1,308.5	1,317.8
Net Working Capital	$(812.0)	$(855.3)

Our Net Working Capital increased by $43.3 million from December 31, 2025 to March 31, 2026. This increase is largely due to the decrease in contract liabilities, and increase in unbilled receivables and inventory, offset partially by an increase in accounts payable and employee-related liabilities at March 31, 2026 relative to December 31, 2025.

Management monitors net working capital levels on a continuous basis, to ensure the Company has sufficient liquidity to fund its short-term usages of cash necessary in the normal course of operations.

MDA Space Ltd. — Management’s Discussion and Analysis For the First Quarters Ended March 31, 2026 and 2025	M-14

Cash Flows

The Company’s consolidated cash flows are summarized in the table below.

	First Quarters Ended March 31,
(in millions of Canadian dollars)	2026	2025
Cash, beginning of period	$152.0	$166.7
Total cash provided by (used in):
Operating activities	60.9	267.0
Investing activities	(79.1)	(61.5)
Financing activities	411.4	6.3
Net foreign exchange difference	(3.9)	(2.2)
Net Increase in cash	389.3	209.6
Adjustment on adoption of IFRS 9 amendments on January 1, 2026	2.7	—
Cash, end of period	$544.0	$376.3

For the first quarter of 2026, the net increase in cash was $389.3 million compared to $209.6 million for Q1 2025. Operating activities in the latest quarter generated $60.9 million of cash compared to $267.0 million in Q1 2025. The year-over-year decrease in operating cash flow is primarily driven by lower working capital contributions in the latest quarter. Cash used in investing activities was $79.1 million in Q1 2026 comprised of $88.5 million related to capital expenditures offset by a $9.4 million inflow related to the sale of equity securities in the quarter. In Q1 2025, cash used in investing activities was $61.5 million, mainly related to capital expenditures. Cash outflows from financing activities in the latest quarter were $411.4 million which mainly reflects net proceeds from our issuance of common shares partially offset by net repayments made to our senior credit facility. In Q1 2025, cash inflows from financing activities were $6.3 million mainly driven by payments received from stock options exercised.

Capital Management

The Company defines its capital as the aggregate of long-term debt and shareholder’s equity. The Company’s primary capital management objectives are to provide an appropriate return to shareholders, safeguard working capital over the annual operating cycle, provide financial resources to grow operations to meet long-term customer demand, and comply with financial covenants under credit facilities.

The Company’s strategy to manage its capital structure is to utilize its borrowing arrangements to obtain operating credit facilities in support of its working capital and planned capital expenditures. When needed, the Company also has access to capital markets to raise equity financing. At March 31, 2026, the Company’s outstanding debt stood at $244.7 million, compared to $272.0 at December 31, 2025.

As at March 31, 2026, the Company’s net debt (cash) was $(299.3) million representing a net debt to adjusted trailing twelve month (TTM) EBITDA ratio of (0.9)x, compared with 0.4x as at December 31, 2025.

			As at
(in millions of Canadian dollars, except for ratios)	March 31, 2026		December 31, 2025
Long-term debt	$244.7		$272.0
Less: Cash	(544.0)		(152.0)
Net Debt (Cash)	(299.3)		120.0
Adjusted TTM EBITDA	$345.9		$323.9
Net Debt to Adjusted TTM EBITDA	(0.9	)x	0.4	x

As at March 31, 2026, the Company had total liquidity of $1,243.3 million, which includes cash of $544.0 million, and $699.3 million of available liquidity under its revolving credit facility, net of outstanding letters of credit. The Company continually assesses the adequacy of its capital structure and capacity and makes adjustments within the context of the Company’s strategy, economic conditions, and the risk characteristics of the business. The Company has ample liquidity to fund working capital requirements of its operations, capital expenditures, debt service costs, and general corporate costs.

MDA Space Ltd. — Management’s Discussion and Analysis For the First Quarters Ended March 31, 2026 and 2025	M-15

As at March 31, 2026, the Company was in compliance with the financial covenants under the Company’s credit facilities.

Equity was $1,846.7 million as at March 31, 2026 compared with $1,355.0 million as at December 31, 2025 mainly due to the completion of our public offering of common shares in the quarter.

As at March 31, 2026, the Company had commitments of $67.3 million (December 31, 2025 – $95.6 million) relating to purchase of property, plant and equipment, and intangible assets.

FINANCIAL INSTRUMENTS

The Company’s financial assets include cash, trade and other receivables, investments in equity securities, and derivative assets. Financial liabilities include accounts payable and accrued liabilities, long-term debt, and derivative liabilities.

The Company's activities expose its financial instruments to a variety of risks: interest rate risk, liquidity risk, foreign exchange risk, and credit risk. Risk management is carried out by the Company by identifying and evaluating the financial risks inherent within its operations. The Company's overall risk management activities seek to minimize potential adverse effects on the Company's financial performance.

Descriptions of financial instrument risks along with how they are managed are disclosed in the Company’s MD&A for the year ended December 31, 2025 as well as in note 22 of the 2025 Audited Financial Statements. There were no significant changes to financial instrument risks in the first quarter of 2026.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has off-balance sheet arrangements in the form of standby letters of credit used mainly in connection with obligations relating to performance and payment guarantees of customer contracts. As at March 31, 2026, the aggregate gross potential liability related to the Company’s letters of credit was approximately $0.7 million (December 31, 2025 – $0.7 million).

As at March 31, 2026 and December 31, 2025, the Company had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TRANSACTIONS BETWEEN RELATED PARTIES

The Company’s related parties are its key management personnel. Key management personnel have authority and responsibility for overseeing, planning, directing, and controlling its activities and consist of the members of the board and the senior members of the management team. For the three months ended March 31, 2026, the nature and extent of related party transactions were not materially different from those disclosed in note 30 of the 2025 Audited Financial Statements.

SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES, AND JUDGMENTS

The Company’s three months ended on March 31, 2026 Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting, using accounting policies consistent with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). The same accounting policies and methods of computation as those used in the preparation of the 2025 Audited Financial Statements were followed in the preparation of the Q1 2026 Financial Statements.

A summary of the Company’s material accounting policies is disclosed in note 3 of the 2025 Audited Financial Statements.

MDA Space Ltd. — Management’s Discussion and Analysis For the First Quarters Ended March 31, 2026 and 2025	M-16

Critical accounting estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS Accounting Standards requires management to make estimates and judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most material effects on the amounts recognized in the consolidated financial statements is disclosed in note 2 & 3(m) of the 2025 Audited Financial Statements.

RECENT ACCOUNTING PRONOUNCEMENTS

Amendments of IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures

IASB has amended IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures to clarify the timing in the recognition and derecognition of financial assets and the settlement of financial liabilities. These amendments change the timing of recognition or derecognition of financial assets or liabilities from the payment initiation date to the settlement date. Any derecognition of liability earlier than the settlement date would be subject to certain criteria being met, and only applicable to financial liabilities settled using an electronic payment system. These amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted. The application of these amendments resulted in a $2.7 increase in cash and increase in accounts payable and accrued liabilities at January 1, 2026 on the interim condensed consolidated statement of financial position

Forthcoming Issuance of IFRS 18 Presentation and Disclosure in Financial Statements replacing IAS 1, Presentation of Financial Statements

IFRS 18 aims to achieve comparability of the financial performance of similar entities and will impact the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. Management is currently assessing the impact of adopting IFRS 18.

MDA Space Ltd. — Management’s Discussion and Analysis For the First Quarters Ended March 31, 2026 and 2025	M-17

SUMMARY OF QUARTERLY RESULTS

The following table provides select unaudited quarterly financial results for the eight most recently completed quarters.

(in millions of Canadian dollars, except per share	2026	2025				2024
data)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Backlog	$3,692.7	$4,012.9	$4,392.8	$4,567.9	$4,838.4	$4,385.5	$4,578.1	$4,596.0
Revenues	464.1	499.1	409.8	373.3	351.0	346.6	282.4	242.0
Gross profit	115.2	127.1	108.1	94.8	79.7	81.9	75.7	66.2
EBITDA	92.8	81.7	85.9	60.8	73.8	66.9	64.0	44.2
Adjusted EBITDA	90.6	96.2	82.8	76.3	68.6	70.9	55.5	48.7
Net income	29.6	24.0	24.4	27.2	32.9	25.1	29.5	11.0
Earnings per share
Basic	0.23	0.19	0.19	0.22	0.27	0.21	0.25	0.09
Diluted	0.22	0.18	0.19	0.21	0.26	0.20	0.24	0.09
Adjusted net income	50.7	57.0	45.3	45.9	38.4	38.9	32.1	23.8
Adjusted earnings per share
Basic	$0.39	$0.45	$0.36	$0.37	$0.31	$0.32	$0.27	$0.20
Diluted	0.38	0.44	0.35	0.36	0.30	0.31	0.26	0.19

The Company’s operations historically have not experienced seasonality. The Company’s revenues, gross profit, EBITDA, adjusted EBITDA, net income and adjusted net income period over period are affected by the stages of work on its programs and timing of backlog execution.

CONTROLS AND PROCEDURES

The Company’s CEO and CFO are responsible for establishing and maintaining Disclosure Controls and Procedures (DC&P) and have caused them to be designed under their supervision to provide reasonable assurance that information required to be disclosed by the Company in annual filings, interim filings or other reports filed or submitted under applicable securities legislation is recorded, processed, summarized and reported within the time periods specified in such securities legislation. DC&P are designed to ensure that information required to be disclosed is accumulated and communicated to the CEO and CFO to allow timely decisions regarding required disclosure.

At March 31, 2026, the CEO and CFO, have limited the scope of their design and operation of the Company’s DC&P to exclude controls, policies and procedures of SatixFy Communications Ltd. This company was acquired on July 2nd, 2025, for total purchase consideration of $448.3 million. The scope of limitation is primarily based on the time required to assess the acquired business’s DC&P and control over financial reporting in a manner consistent with the Company’s other operations. Further details related to the summary of financial information of this acquisition is disclosed in note 5 of the 2025 Audited Financial Statements. Except for the preceding change, based on investigation and advice of those under their supervision, the CEO and CFO have concluded that the design and operation of the Company’s DC&P were effective and that material information relating to the Company, was made known to them and was recorded, processed, summarized, and reported within the time periods specified under applicable securities legislation.

The Company’s CEO and CFO are also responsible for establishing and maintaining Internal Control over Financial Reporting (ICFR) and have caused ICFR to be designed under their supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our ICFR includes policies and procedures that pertain to the maintenance of records that provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with IFRS. In completing the design, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its 2013 version of Internal Control – Integrated Framework.

MDA Space Ltd. — Management’s Discussion and Analysis For the First Quarters Ended March 31, 2026 and 2025	M-18

At March 31, 2026, the CEO and CFO, based on investigation and advice of those under their supervision, have concluded that the design and operation of the Company’s ICFR were effective. The CEO and CFO have also evaluated the Company’s ICFR, or caused it to be evaluated by those under their supervision, and concluded that there were no changes to the Company’s ICFR during the year-ended March 31, 2026 that have materially affected, or reasonably likely to materially affect the Company’s ICFR.

Due to the inherent limitations of DC&P and ICFR, no evaluations of controls can provide absolute assurance that all control issues, if any, within a company have been detected. Accordingly, management does not expect that DC&P and ICFR can prevent or detect all errors or fraud.

RISK FACTORS

We believe our performance and future success depend on a number of factors that present significant opportunities for us. These factors are also subject to a number of inherent risks and special considerations. For additional information with respect to certain of these risks or factors, reference should be made to those described and listed under the heading “Risk Factors” in the Company’s most recent AIF, which has been filed with Canadian securities regulators and is available on SEDAR+ at www.sedarplus.ca. Each of the risk factors set out in the Company’s AIF are incorporated by reference into this MD&A.

OUTSTANDING SHARE INFORMATION

The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange, both under the symbol “MDA”. The Company is authorized to issue an unlimited number of common shares. At May 5, 2026, the Company had 138,750,977 common shares outstanding. At March 31, 2026, the details of the outstanding number of units of each type of instruments are as follows:

March 31, 2026
Common shares outstanding	138,659,395

Outstanding instruments convertible into common shares:
Stock options	3,201,665
Restricted share units	878,130
Performance share units	478,583
Deferred share units	323,685

ADDITIONAL INFORMATION

Additional information about the Company is available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

MDA Space Ltd. — Management’s Discussion and Analysis For the First Quarters Ended March 31, 2026 and 2025	M-19

GLOSSARY OF TERMS

This glossary defines certain business, industry, technical and legal terms used in this MD&A for the convenience of the reader. It is not a comprehensive list of all defined terms used in this MD&A.

All references to the “Company”, “MDA Space”, “MDA”, “we”, “us” or “our” refer to MDA Space Ltd. together with its subsidiaries or its predecessors, as the context requires.

"Backlog" means the dollar sum of revenue that is expected to be recognized from firm customer contracts and carries the same meaning as remaining performance obligations that is disclosed in note 7 of our 2025 Audited Financial Statements

"EO" means Earth observation

"Free Cash Flow" means operating cash flows less net capital expenditures

"GEO" means geosynchronous orbit

"ICFR" means Internal Control over Financial Reporting

"IFRS" means IFRS Accounting Standards as issued by the International Accounting Standards Board

"IoT" means Internet of Things

"LEO" means low Earth orbit

"MD&A" means Management's Discussion and Analysis

"MDA Space" means MDA Space Ltd., its subsidiaries or its predecessors, as the context requires

"MEO" means medium Earth orbit

"Net Debt" means the sum of the total carrying amount of long-term debt including current portions, as presented on the consolidated statement of financial position, less cash and excluding any lease liabilities

"Omnibus Plan" means the MDA Space omnibus equity incentive plan, pursuant to which MDA Space may grant long- term incentives consisting of stock options, performance share units and/or restricted share units to its executive officers and employees

"Operating Income” means the gross profit less operating expenses

"Order Bookings” means the dollar sum of contract values of firm customer contracts

"R&D" means research and development

"SAR" means Synthetic Aperture Radar

"TTM" means trailing twelve months

MDA Space Ltd. — Management’s Discussion and Analysis For the First Quarters Ended March 31, 2026 and 2025	M-20